

"We Believe In You" by Don Sullivan

Fostering Relationships
Building Trust
Supporting Our Communities

Enterprise Bancorp, Inc.
parent company of Enterprise Bank

2012 ANNUAL REPORT

"We Believe In You"



"A handshake represents friendship as well as the consummation of a business agreement.

In this piece, I used the handshake in a loose circle or chain to demonstrate that the success of the community depends on the success of its members. The cuff links and charms are adorned with the Enterprise Bank logo and symbols of typical businesses the bank has helped. I also tried to represent the rich cultural diversity found in Greater Lowell.

The representation of the Lowell City Hall and the Winged Victory Statue symbolized the strong bond between Enterprise Bank and the city of its birth."

–Don Sullivan, Artist

About the Artist



From the day Don Sullivan won an art contest in the eighth grade, he hasn't stopped painting and drawing. He received a Bachelor's Degree from the Mass College of Art in 1969, followed by a Master's Degree in Education from Boston State College in 1971.

Soon thereafter, Don Sullivan embarked upon a career with the Tewksbury School Department that would last 34 years. He taught art, painting, sculpture, and photography. He eventually served the Town of Tewksbury as Director of Art for a number of years before becoming the Department Head for Fine Arts. At the same time, Don operated his own wedding photography business for 17 years.

Mr. Sullivan is a member of the Arts League of Lowell, the Chelmsford Art Society, and the Art Association of Newport, RI. He has been an independent artist since 2003, and his work can be viewed at the Arts League of Lowell Gallery and his studio A-509 at Western Avenue Studios in Lowell, MA.

In 2009, Don Sullivan created the painting titled, "We Believe in You," that is featured on the front cover of this book. He did so as a participant in a unique project called "Community Ties" which was commissioned by the founder of Enterprise Bank, George L. Duncan. The idea was to create a continuous band of art around the interior of the bank's two Palmer Street lobbies, in conjunction with the lobbies' renovation. A portion of the project is featured in the image on the following page.


Enterprise Bank

Community Ties...

Dear Shareholders

2012 was a year of record earnings and extremely strong growth across all business lines—commercial loans, residential lending, deposits, cash management services, investment assets managed, and insurance income. As of December 31, 2012, we have now posted 23 consecutive profitable years and 93 consecutive profitable quarters. For 21 continuous years, we have paid a dividend and this dividend has increased every year. Most importantly, as we begin our 25th year in business, we build upon our strong foundation for the future.

Enterprise Bank: Built on solid core values, principles, and the mission to serve our Customers, Communities, Employees, and Shareholders

In 1988, during a deep recession, George Duncan led a group of local visionaries in forming Enterprise Bank, which opened for business on January 3, 1989. These visionaries shared a dream and deep passion to create a special bank, a truly unique "enterprise"—one that values the entrepreneurial spirit and stimulates our local economy by creating new businesses and jobs, along with a workplace where employees grow and prosper. This group was committed to the dream of an independent, locally-owned and locally-managed community bank, founded on the core values of integrity, community, excellence, teamwork and professionalism. These values, coupled with our relationships with and mission of serving our customers, communities, employees, and shareholders, are embodied today in our Enterprise and will remain the foundation of our future success for many years to come.

Total Loans ($ in billions)


$0.95
$1.08
$1.14
$1.25
$1.36
2008
2009
2010
2011
2012

Deposits ($ in billions)
Excluding Brokered Deposits


$0.87
$1.12
$1.24
$1.33
$1.47
2008
2009
2010
2011
2012

Our Customers

Enterprise Bank is built on a foundation of trust. We are committed to providing the highest level of customer service and experience by exceeding our customers' expectations. Our customers have confidence in us to serve as a trusted advisor and to act in their best interests, with the utmost ethical standards and best-in-class products. We consider our customers' successes to be our successes, and we take pride in helping them accomplish their goals. We deeply value the relationships that we have with the businesses, professionals, non-profits, and individuals that have chosen to be served by the Enterprise Bank community.

Our Communities

To the core, we are a community bank that measures success by our relationships with our customers and the positive impact we make within our communities. Our success is directly tied to the vitality of the communities we serve. During the last 24 years, Enterprise Bank has grown from a single office in Lowell, Massachusetts to 20 branches in 16 communities in the Merrimack Valley, North Central Massachusetts and Southern New Hampshire. We are indebted and committed to the communities where we operate. We are honored and privileged to give back in as many ways as possible. Our communities look to us to set an example in making a positive difference by providing support, both financially and in leadership roles, to the many non-profit organizations and charities that are so important to the quality of life in the communities we call home.

Our Employees

We work diligently to attract talented, intelligent, and kind professionals into our Enterprise family. Our employees trust us to provide a dynamic work environment where they can receive extensive coaching and development in order to grow and prosper. Being an Enterprise Bank family member means being united by our core values and principles, having a deep sense of compassion and trust for each other, and making a difference in the lives of our customers, our communities, and our shareholders. We are devoted to creating a culture that strives for the highest levels of teamwork and excellence, and that challenges our employees to be the best they can be, while promoting an atmosphere of caring and respect. Our employees are inspired to learn and grow to their greatest potential. We always say that, "We are in the people business first, and the banking business second." Simply put, our employees are what make Enterprise Bank great, and to them we are extremely grateful.

Our Shareholders

We take our fiduciary responsibility to our shareholders very seriously. We believe that our shareholders take great pride in their Enterprise Bank investment. Many customers and employees are also shareholders, further strengthening our sense of responsibility and bond. Our shareholders trust us to profitably lead our Enterprise into the future with a high degree of integrity, as an innovative, purpose-driven community bank, while holding true to our commitment to our core values and our focus on our relationships with our employees, customers, and communities.

2012 Highlights

We are pleased to report that 2012 was another year of substantial growth and opportunity for Enterprise Bank.

» In 2012, we increased net income by 13% to $12.4 million; loans outstanding by 9%; deposits by 11%; investment assets under management by 17%; total assets by 12%; and insurance fee income by 25%.

» We opened new branch locations in Pelham, NH, and in Tyngsboro, MA. In April, we will open our newest location which will be located at 290 Merrimack Street in Lawrence, MA.

» We were recognized as #8 in the *Boston Globe's Top Places to Work* in Massachusetts among large-sized companies. This award is based on a survey of employees' responses, reflecting our employees' belief that our organization "offers progressive benefits and creative perks, allows the flexibility needed to have good lives both at work and at home, embraces the diverse backgrounds of their employees, and offers a promising future to all of their workers." We understand that such a level of trust creates a strong and empowered work environment. This positive energy is returned to us in the form of customer loyalty, friendship, and a feeling of mutual accomplishment.

» At the seventh annual Corporate Philanthropy Summit hosted by the *Boston Business Journal*, Enterprise Bank was honored as #2 among Massachusetts businesses for the number of hours spent by employees in community-based activities. This special recognition speaks to our commitment to community and demonstrates the caliber of caring and committed employees working as Enterprise Bankers.

» We launched a new, easy-to-use Personal Mobile Banking application for use on smart phones, successfully enrolling 1,065 customers in five weeks from its inception. It was one of many technological enhancements and upgrades in 2012, including a new version of retail and business online banking, instant-issue debit cards, imaging, and online signature cards.

» We further supported the non-profit community via the Non-Profit Collaborative℠, an ongoing series of educational forums, workshops and resources to benefit non-profits throughout our service regions. This collaborative was founded to strengthen the impact and influence of non-profit organizations in the Merrimack Valley, North Central Massachusetts and Southern New Hampshire.



"Sunset" by Bernie Petruzziello

Net Income ($ in millions)


$5.5
$7.9
$10.6
$10.9
$12.4
2008
2009
2010
2011
2012


Total Assets and
Total Assets Under Management
($ in billions)
$1.18
$1.65
$1.30
$1.79
$1.40
$1.95
$1.49
$2.06
$1.67
$2.33
2008
2009
2010
2011
2012

A Promising Future

As we lead up to our 25th Anniversary on January 3, 2014, this milestone provides us an opportunity to reflect on our accomplishments and look to our future. At the heart of our past accomplishments are hard work, excellence, and dedication from our employees with the best long-term interest of our customers, communities, and shareholders in mind. While we are proud of our past, we are even more excited and confident about our future. We will continue to seek opportunities to expand into new communities, while strengthening our share of the banking, investment management and insurance markets within our current geographic footprint. We will continue to build on our strong reputation as the leading locally-owned and locally-managed financial services company in the communities where we operate.

The success and growth of Enterprise Bank has been due to the relationships we have built with each of you—our customers, community members, employees, and shareholders. We appreciate the trust you have placed in us, and thank you for being a part of the Enterprise Bank family.



Richard W. Main
President



George L. Duncan
Chairman



Jack Clancy
Chief Executive Officer



Selected Financial Data

Years Ended December 31

	2012	2011	2010	2009	2008
	(dollars in thousands, except per share data)				
EARNINGS DATA					
Net interest income	$ 61,910	$ 58,326	$ 54,971	$ 48,446	$ 42,195
Provision for loan losses	2,750	5,197	5,137	4,846	2,505
Net interest income after provision for loan losses	59,160	53,129	49,834	43,600	39,690
Non-interest income	11,939	11,154	10,602	9,497	9,421
Other than temporary impairment on investment securities	—	(3)	(8)	(797)	(3,702)
Net gains on sales of investment securities	236	791	875	1,487	305
Non-interest expense	52,612	48,966	45,589	42,623	37,817
Income before income taxes	18,723	16,105	15,714	11,164	7,897
Provision for income taxes	6,348	5,161	5,074	3,218	2,349
Net income	$ 12,375	$ 10,944	$ 10,640	$ 7,946	$ 5,548
COMMON SHARE DATA					
Basic earnings per share	$ 1.29	$ 1.16	$ 1.15	$ 0.96	$ 0.70
Diluted earnings per share	1.28	1.16	1.15	0.96	0.69
Book value per share at year end	14.42	13.45	12.56	11.84	11.35
Dividends paid per share	$ 0.44	$ 0.42	$ 0.40	$ 0.38	$ 0.36
Basic weighted average shares outstanding	9,586,783	9,401,714	9,216,524	8,268,502	7,973,527
Diluted weighted average shares outstanding	9,660,676	9,445,725	9,221,257	8,279,126	8,005,535
YEAR END BALANCE SHEET AND OTHER DATA					
Total assets	$ 1,665,726	$ 1,489,163	$ 1,397,321	$ 1,304,001	$ 1,180,477
Loans serviced for others	75,854	67,367	63,807	53,659	28,341
Investment assets under management	592,355	505,163	493,078	433,043	439,711
Total assets under management	$ 2,333,935	$ 2,061,693	$ 1,954,206	$ 1,790,703	$ 1,648,529
Total loans	$ 1,359,655	$ 1,245,428	$ 1,136,938	$ 1,082,452	$ 947,045
Allowance for loan losses	24,254	23,160	19,415	18,218	15,269
Investment securities	184,464	140,405	142,060	134,369	154,633
Interest-earning deposits and fed funds	14,728	8,900	28,711	6,835	3,946
Deposits (including brokered deposits)	1,475,027	1,333,158	1,244,071	1,144,948	947,903
Borrowed funds	26,540	4,494	15,541	24,876	121,250
Junior subordinated debentures	10,825	10,825	10,825	10,825	10,825
Total stockholders' equity	139,549	127,448	116,673	107,664	91,104
RATIOS					
Return on average total assets	0.78%	0.75%	0.78%	0.64%	0.51%
Return on average stockholders' equity	9.27%	8.98%	9.42%	8.30%	6.26%
Allowance for loan losses to total loans	1.78%	1.86%	1.71%	1.68%	1.61%
Stockholders' equity to total assets	8.38%	8.56%	8.35%	8.26%	7.72%
Dividend payout ratio	34.11%	36.21%	34.78%	39.58%	51.43%



Twenty-five years ago...

In 1988, George Duncan began the process of forming Enterprise Bank, which opened for business on January 3, 1989. On the following page is a heartfelt expression of thanks and deep admiration on behalf of the Board of Directors and 402 Enterprise Bank Employees in celebration of George's 25th anniversary, and more importantly, in recognition and appreciation of the special person that he is.




Celebrating 25 Years
of Creating Success
FOUNDED IN 1988

Dear George,

Twenty-five years ago, you inspired and joined together a group of local visionaries to establish Enterprise Bank. You were then, and remain today, an entrepreneur with a dream and passion to create a special bank, one that values the entrepreneurial spirit and stimulates the local economy by creating new businesses and jobs, as well as a workplace where employees grow and prosper. Against the backdrop of a crippling recession and with great personal and professional risk, you committed to the dream of an independent, locally-owned and locally-managed community bank, founded on the core values of integrity, community, excellence, teamwork and professionalism.

At heart, we will always be a community bank where we measure our real success in individual relationships and upon the profound impact we make in our communities and in our customers' lives. During Enterprise Bank's first 24 years, we have grown from a single office location in Lowell to 20 branch offices in 16 communities throughout the Merrimack Valley, North Central Massachusetts and Southern New Hampshire. We have grown from 19 employees to the 402 Enterprise Family members we have today. We have reported 93 consecutive profitable quarters and 23 consecutive profitable years. This has all been accomplished through several economic highs and lows, but due to your wisdom and focus, we have remained strong throughout.

You have brought together our Enterprise Family, united by our core operating principles, a deep sense of purpose, customer focus, the pursuit of excellence, and our commitment to community service. You have created a culture where we trust, respect and care deeply for the people we work for and with, and where we take great pride in the work we do. Because of you, we are inspired to learn and grow to our greatest potential.

Above all, you have had a profound influence on the businesses and individuals who bank with Enterprise, and on the countless non-profit and cultural organizations that Enterprise supports through the generous contribution of employee hours and leadership.

George, on behalf of the Board of Directors and the grateful Employees of Enterprise Bank, we thank you for all you have done for us and all you do to create better communities for everyone. We offer congratulations on reaching the milestone of 25 successful years of turning your dream into a reality and helping so many other dreams come true. It is this passion, and our relationships with our customers, which will remain the foundation of our future success. For this, and for your inspiring leadership and vision in the many years to come, we thank you.

On behalf of our Enterprise Family,

Jack Clancy
Chief Executive Officer

Richard W. Main
President

Fostering Relationships

"The EB Stage" by Tom Gill









Mill City Environmental Corporation, Lowell, MA
Brian Chapman
President and Owner
Enterprise Bank
Sue Suon, Branch Service Specialist
John Bukala, Regional Commercial Lending Manager, SVP

"Other banks may say it,
but Enterprise Bank lives it:
They are the friend of small business."

"The relationship between Mill City Environmental and Enterprise Bank is really more of a partnership. My company has been able to grow and reach new goals with Enterprise Bank. I work with the same team and they are still as fully engaged with me today as the first day they walked into my office to introduce themselves more than 10 years ago. From working with SBA loans to establishing lines of credit and purchasing capital equipment, the experts at Enterprise Bank are trusted advisors. They take the time to explain the situation and options, walk me through the process, and then make it happen. That kind of customer service and personal attention is consistent throughout every level of the bank, from senior leadership to the lending officers, and every one of the branch employees. Other banks may say it, but Enterprise Bank lives it: They are the friend of small business."

—Brian Chapman

Fostering Relationships





Blackdog Builders, Salem, NH
David K. Bryan, CGR, CAPS
President
Enterprise Bank
Susan Covey, Regional Manager, SVP
Peter Rayno, Regional Commercial Lending Manager, SVP

"At Enterprise Bank, they don't just look at numbers and transactions. **They look at long-term relationships."**

"Blackdog Builders started working with Enterprise Bank years ago after a horrible experience with a huge 'megabank' that considered Blackdog to be nothing more than an account number. After that, I was determined to work with a local bank that invests in and is committed to their community and their customers. I've found that with Enterprise. At Enterprise Bank, things are just not black and white. They don't just look at numbers and transactions. They look to build long-term relationships with their clients to help them succeed, through the good times and the lean times. Enterprise consistently delivers the same great experience to us that we aspire to deliver to our clients. Today, I work with the same key people I've worked with from day one. They know me and our people. They know my business. And they are invested in helping me succeed."

—David K. Bryan







"I have worked with large corporate banks in the past, and my experience with Enterprise Bank couldn't be more different. This is a bank that actually cares about establishing long-term relationships with their customers and helping them to succeed. They are vested in their customers and vested in the community. I received such a high level of service and expertise when they handled our home mortgage that I turned to them for the financial needs of my medical practice. Today, I trust them completely to handle my financial well-being, both personal and corporate, and that allows my focus to be where it should be—on my patients. Enterprise Bank has earned my trust and respect on a personal, professional and philanthropic level."

—Kevin Tomany, MD

Merrimack Valley Orthopaedics, Chelmsford, MA
Kevin Malone, DO
Board-Certified Orthopaedic Surgeon
Kevin Tomany, MD
Board-Certified Orthopaedic Surgeon
Enterprise Investment Advisors*
Robert M. Lawlor, CTFA, CFP®, Investment Planning Specialist, VP
Susan M. Rossini, CFP®, Relationship Manager, VP

"This is a bank that actually cares about establishing long-term relationships with their customers and helping them to succeed."

*Investment products are not a Deposit, not FDIC insured, not guaranteed by Enterprise Bank, not insured by any government agency, and may lose value.

Building Trust

"Windows of Opportunity" by Steve Syverson



“Enterprise Bank knows us and goes out of their way to make that extra phone call.”

“Since ASAP Fire & Safety opened our doors 10 years ago, Enterprise Bank has been an important partner in our growth and success. With Enterprise Bank, you’re not dealing with a faceless service representative from a large corporation who has no interest in you or your business. It’s a personal relationship. They are very proactive and actually call to tell us about new programs that make our work easier and more convenient, like online banking and remote check deposit as well as their new location in Tyngsboro. They know us and go out of their way to make that extra phone call to ensure we’re being taken care of. Enterprise Bank has grown over the past 10 years, but they haven’t changed the personal, hands-on way they do business.”

—Joseph Sheedy

ASAP Fire & Safety, Tyngsboro, MA
Joseph Sheedy and Brian Cote
Enterprise Bank
Jessica Silva, Branch Relationship Manager
Ryan Dunn, Regional Commercial Lending Manager, SVP




ASAP
2012 2013
ABC DRY



Building Trust

"I have never experienced the type of committed, hands-on relationship we have with Enterprise."

Gillis Homes, Topsfield, MA
Stephen J. Gillis, Douglas Stockbridge, and Samuel Checovich
Enterprise Bank
Marlene Hoyt, Construction Lending, SVP



"We started the Ocean Meadow at West Newbury project with Enterprise Bank back in May 2007, and over the next two years, the project survived the worst real estate depression in recent history, largely because of the relationship we had with the bank. I have dealt with many regional and national banks, and I have never experienced the type of committed, hands-on relationship we have with Enterprise. When you're looking at a banking partner, it's not all about points and rates. It's about a relationship. It's about a bank that can understand our business and the issues we have, and understand that banking is not about checking off boxes on a piece of paper. It's about what do we need to get done and how do we work together to make it happen. That's what we have with Enterprise Bank. They do everything they can to help us succeed."

—Stephen J. Gillis







Freedom CAD Services, Inc., Nashua, NH
Louis Primmer
Chairman of the Board
Enterprise Bank
Alvin Oasan, Branch Relationship Manager, VP
Deborah LaPointe, Regional Business Advisor, VP

"I have personally and professionally interfaced with many banks over my 30-year career, and Enterprise Bank is the first bank I can truly state goes above and beyond the expected service. Enterprise is more than a bank; they are a trusted advisor. They understand all of our personal and professional needs and develop real-time solutions and options to help us reach our goals. When I need assistance, they come to me and work around my schedule, and that makes my job easier. With Enterprise Bank, I know that my success is important to them and that they will work hard to earn our trust and help us make the best decisions for our business."

—Louis Primmer



"Enterprise is more than a bank;
They are a trusted advisor."

Supporting Our Communities

"Everlast" by Diana Coluntino



"We need a bank that understands our business and can be a strategic partner with us... We have found that with Enterprise Bank."





"As a large non-profit with complex funding streams, RCAP Solutions needs a bank that understands our business and can be a strategic partner with us in achieving our financial goals. We have found that with Enterprise Bank. From the president down to the local branches, Enterprise is interested in a relationship, in sitting down, learning our business, and saying, 'What do you need and how can we help you maximize your revenue?' They are empowered to make decisions at the local level, which is critically important to us. It is also important to us as a non-profit that Enterprise Bank is so committed in reinvesting back into the community. Enterprise Bank is a strong partner in the future of non-profits."

—Karen A. Koller

RCAP Solutions, Gardner, MA
Karen A. Koller, CAE
President and Chief Executive Officer
Otty Westenfield
Vice President and Chief Financial Officer
Enterprise Bank
Cheryl Gaudreau, Regional Manager, SVP
Raymond LaFond, Regional Commercial Lending Manager, SVP

Supporting Our Communities

"They are a partner in our community as well as a partner with our organization."

The Discovery Museums, Acton, MA
Neil Gordon
Chief Executive Officer
Kavita Katti
Director of Finance & Business Administration
Enterprise Bank
Wendy Baker, Branch Relationship Manager, VP

"A small non-profit organization like The Discovery Museums might feel undervalued at many banks, but that is not what we've experienced with Enterprise Bank. At Enterprise, they take a serious professional and personal interest in our business, and go out of their way to make sure our banking needs are anticipated and taken care of. Particularly within the shifting landscape of financial regulations, it is important that people we trust and respect have taken the time to understand our business and are looking out for our best interests. Part of that trust is the relationship with the people in our branch. When I walk into the branch, I know who they are and they know who I am. From a community perspective, I value that Enterprise Bank is both a partner with our organization and a partner in our community."

—Neil Gordon













"They have earned our trust and our business."

Greater Lawrence Family Health Center, Lawrence, MA
Bob Ingala
President and Chief Executive Officer
Enterprise Insurance Services[†]
Jim Moriarty, Senior Vice President

"Trust is the foundation of a good relationship, and I can see it is clearly one of the core values at Enterprise Bank and at Hub International New England. We have great confidence in their expertise and consider them trusted advisors. The team is very proactive in reviewing our insurance policies and watching our claims history so they can advise us where we may be able to improve our benefits package and cut costs. Because of that diligence and hard work, our premiums went down last year and we expect them to go down again this year. And that affects our relationship with our employees, enabling us to provide them with a robust benefits package and pass on the savings in premiums to them. They have earned our trust and our business."

—Bob Ingala

[†]Insurance products are not a Deposit, not FDIC insured, not guaranteed by Enterprise Bank, not insured by any government agency, and may lose value.

Branches

Our expanding market includes opportunities for future growth and profitability. In order to best serve our growing customer base, Enterprise Bank seeks out convenient branch locations throughout the Merrimack Valley, North Central Regions of Massachusetts and Southern New Hampshire.



NH
MA
93
495
95
495
BOSTON
93
90

Branch locations are shown in gold.
Coming soon to Nashua, NH.

Enterprise Bancorp, Inc. and Enterprise Bank Board of Directors

George L. Duncan
Founder and Chairman of the Board

Arnold S. Lerner
Vice Chairman and Lead Director of the Board; Retired Radio Station Owner

Michael A. Spinelli
Secretary of the Board; Founder, Global Tourism Solutions

John P. Harrington
Assistant Secretary of the Board; Retired Energy Industry Executive

Gino J. Baroni
Owner and Managing Principal, Trident Project Advisors and Development Group

John P. Clancy, Jr.
Chief Executive Officer, Enterprise Bank

John R. Clementi
Chief Executive Officer, Longview Development, LLC

James F. Conway III
President, CEO and Chairman, Courier Corporation

Dr. Carole A. Cowan
President, Middlesex Community College

Normand E. Deschene
President and Chief Executive Officer, Lowell General Hospital

Lucy A. Flynn
Principal, LAF Associates, LLC

John T. Grady, Jr.
Senior Advisor, Moelis & Company

Eric W. Hanson
Chairman of the Board and CFO, Klin Groupe, LLC

Richard W. Main
President, Enterprise Bank

Dr. Jacqueline F. Moloney
Executive Vice Chancellor, University of Massachusetts Lowell

Michael T. Putziger
Chairman, WinnCompanies and of Counsel, Murtha Cullina, LLP

Carol L. Reid
Financial Executive; Former Vice President, Corporate Controller and Chief Accounting Officer, Avid Technology, Inc.

GENERAL COUNSEL
Philip S. Nyman

SEC & REGULATORY COUNSEL
Hunton & Williams

FINANCIAL CONSULTANT
Raymond L. Anstiss, Jr., CPA

TRUST & INVESTMENT MANAGEMENT COUNSEL
George B. Leahey

HONORARY BOARD MEMBERS
Kathleen M. Bradley
Nancy L. Donahue
Charles P. Sarantos
Nickolas Stavropoulos

Enterprise Bank

222 Merrimack Street, Lowell, Massachusetts 01852 » 978-459-9000

20 Convenient Locations in:

Massachusetts: Acton » Andover » Billerica » Chelmsford » Dracut » Fitchburg » Leominster » Lowell » Methuen » Tewksbury » Tyngsborough » Westford

New Hampshire: Derry » Hudson » Pelham » Salem

Investor Relations

Enterprise Bancorp, Inc.
222 Merrimack Street, Lowell, MA 01852
978-459-9000
shareholders@ebtc.com

Transfer Agent and Registrar

Shareholders who have questions regarding their ownership of Enterprise Bancorp, Inc. stock should contact the Registrar:
Computershare Trust Company, N.A.
250 Royall Street, Canton, MA 02021
1-888-218-4390

Annual Meeting

The 2012 Annual Meeting of shareholders will be held on May 7, 2013 at 4pm at the UMASS Lowell Inn and Conference Center
50 Warren Street
Lowell, Massachusetts 01852

info@ebtc.com » EnterpriseBanking.com

The common stock of Enterprise Bancorp, Inc. is traded on the NASDAQ Stock Market under the symbol "EBTC."

Our Purpose

The Enterprise Bank team helps create successful businesses, jobs, opportunities, wealth, and vibrant, prosperous communities.



Enterprise Bancorp, Inc.

parent company of Enterprise Bank

EnterpriseBanking.com

Member FDIC


EQUAL HOUSING LENDER

002CSN8135